Exhibit (a)(7)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

Re:	IMPORTANT REMINDER: Electroglas Stock Option Exchange Offer

As you know, on July 16, 2003 we announced the Electroglas stock option exchange program. There is only a short period of time left for you to elect to exchange your eligible options under the stock option exchange program. If you would like to exchange your eligible options for replacement options to be granted approximately six months from the expiration of the offer, as described in the Offer to Exchange that we delivered to you, you must deliver your Letter of Transmittal to The Human Resources Department no later than 5:00 p.m., Pacific time, on August 12, 2003.

If you have already delivered the Letter of Transmittal to the Human Resources Department, you should have received an email confirmation of receipt. If you have not received the email confirmation, please contact Becky Strong at the number or email address below.

If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

If you have any questions, or if you would like a paper copy of any of the documents delivered to you in connection with the stock option exchange program, please contact Becky Strong at (408) 528-3116 or bstrong@electroglas.com.

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